UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549



                              SCHEDULE 13G
                             (Rule 13d-102)

          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                            (Amendment No.__)*



                            MIDWAY GAMES INC.
--------------------------------------------------------------------------
                            (Name of Issuer)


                              Common Stock
--------------------------------------------------------------------------
                      (Title of Class of Securities)


                                598148104
                       ---------------------------
                             (CUSIP Number)


                              May 22, 2001
           -----------------------------------------------------
           Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[ ]	Rule 13d-1 (b)

	[x]	Rule 13d-1 (c)

	[ ]	Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------------------------------------------------------
CUSIP NO.  598148104

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Smithfield Fiduciary LLC - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------

                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER
                    2,500 shares of Series B Convertible Preferred Stock
BENEFICIALLY        (convertible into 2,679,528 shares of Common Stock)/1/ /2/
                    Warrants to purchase shares of Common Stock (exercisable
OWNED BY            for 625,000 shares of Common Stock) /2/
                    The right to acquire up to an additional 781.25 shares
EACH                of Series B Convertible Preferred Stock (convertible
                    into 737,028 shares of Common Stock) /1/ /2/
REPORTING

PERSON        -----------------------------------------------------------

WITH            7.  SOLE DISPOSITIVE POWER
                            0


              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 9.68% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  598148104

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge International LLC - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------

                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER
                    2,500 shares of Series B Convertible Preferred Stock
BENEFICIALLY        (convertible into 2,679,528 shares of Common Stock)/1/ /2/
                    Warrants to purchase shares of Common Stock (exercisable
OWNED BY            for 625,000 shares of Common Stock) /2/
                    The right to acquire up to an additional 781.25 shares
EACH                of Series B Convertible Preferred Stock (convertible
                    into 737,028 shares of Common Stock) /1/ /2/
REPORTING

PERSON        -----------------------------------------------------------

WITH            7.  SOLE DISPOSITIVE POWER
                            0


              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 9.68% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  598148104

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Corporation - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------

                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER
                    2,500 shares of Series B Convertible Preferred Stock
BENEFICIALLY        (convertible into 2,679,528 shares of Common Stock)/1/ /2/
                    Warrants to purchase shares of Common Stock (exercisable
OWNED BY            for 625,000 shares of Common Stock) /2/
                    The right to acquire up to an additional 781.25 shares
EACH                of Series B Convertible Preferred Stock (convertible
                    into 737,028 shares of Common Stock) /1/ /2/
REPORTING

PERSON        -----------------------------------------------------------

WITH            7.  SOLE DISPOSITIVE POWER
                            0


              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 9.68% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	BD


--------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  598148104

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Management, LLC - 13-3993048


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


--------------------------------------------------------------------------

                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER
                    2,500 shares of Series B Convertible Preferred Stock
BENEFICIALLY        (convertible into 2,679,528 shares of Common Stock)/1/ /2/
                    Warrants to purchase shares of Common Stock (exercisable
OWNED BY            for 625,000 shares of Common Stock) /2/
                    The right to acquire up to an additional 781.25 shares
EACH                of Series B Convertible Preferred Stock (convertible
                    into 737,028 shares of Common Stock) /1/ /2/
REPORTING

PERSON        -----------------------------------------------------------

WITH            7.  SOLE DISPOSITIVE POWER
                            0


              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 9.68% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.






Item 1.

(a)  Name of Issuer

	Midway Games Inc.

(b)  Address of Issuer's Principal Executive Offices:

	3401 North California Avenue
	Chicago, Illinois  60618

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


	Smithfield Fiduciary LLC
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge International LLC
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Corporation
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Management, LLC
	767 Fifth Avenue, 23rd Floor
	New York, New York  10153
	Citizenship: State of Delaware


(d)  Title of Class of Securities
	Common Stock, Par value $.01 Per Share

(e)  CUSIP Number	598148104


Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]



Item 4.	Ownership

(a)  Amount Beneficially Owned

     2,500 shares of Series B Convertible Preferred Stock (convertible into 2,679,528 shares of Common Stock) /1/ /2/

     Warrants to purchase shares of Common Stock (exercisable for 625,000 shares of Common Stock) /2/

     The right to acquire up to 781.25 shares of Series B Convertible Preferred Stock (convertible into 737,028 shares of Common Stock). /1/ /2/

(b)  Percent of Class

     Approximately 9.68% as of the date of filing of this statement. (Based on 37,723,693 shares of Common Stock issued and outstanding as of May 22, 2001, plus the shares of Common Stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the Warrants referred to in Item (a) above.)

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See item (a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.

/1/ The Series B Convertible Preferred Stock also accumulates dividends at a rate of 4.0% per annum, payable quarterly in cash or in-kind, at the discretion of the Issuer. See Footnote 2 below.

/2/ The securities reported herein include securities that the Reporting Persons may acquire in the future through (i) the conversion of 2,500 shares (the "Initial Preferred Shares") of the Series B Convertible Preferred Stock (the "Preferred Shares"), which may be converted by the Reporting Persons at any time prior to and including November 22, 2003 (subject to extension under certain circumstances) (the "Maturity Date") into 2,679,528 shares of the Company's Common Stock (the "Common Stock") as of the date of this Schedule 13G at the conversion price described below, (ii) the right to acquire up to 781.25 Preferred Shares (the "Additional Preferred Shares") that can be issued (upon the exercise of such right) pursuant to the Securities Purchase Agreement dated as of May 22, 2001, which, after being issued, may be converted by the Reporting Persons at any time prior to and including the Maturity Date into 737,028 shares of Common Stock as of the date of this Schedule 13G, and (iii) the exercise by the Reporting Persons at any time prior to and including May 22, 2004 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 625,000 shares of Common Stock. The number of shares of Common Stock into which the Initial Preferred Shares are convertible as of the date of this Schedule 13G is based on a conversion price of $9.33. The number of shares of Common Stock into which the Additional Preferred Shares are convertible as of the date of this Schedule 13G is based on the conversion price of $10.60. The exercise price of the Warrants is $9.33 (subject to adjustment to prevent dilution). The Initial Preferred Shares and the Warrants were issued on May 22, 2001. The right of the holders of the Initial Preferred Shares to acquire the Additional Preferred Shares is exercisable at any time on or before May 21, 2002.

The Conversion Price for the Initial Preferred Shares (the "Initial Preferred Shares Conversion Price") as of any conversion date or other date of determination initially is $9.33 (subject to adjustment to prevent dilution and as described below). The Initial Preferred Shares Conversion Price is subject to an adjustment on May 21, 2002. If the average of the closing bid price (as reported by Bloomberg) of the Common Stock (such average being the "Adjustment Price") for all trading days following May 22, 2001 and prior to May 21, 2002 (the "Anniversary Date") is less or greater than the Initial Preferred Shares Conversion Price in effect immediately prior to the Anniversary Date, then on and after the Anniversary Date the Initial Preferred Shares Conversion Price will be equal to the Adjustment Price, subject to further adjustment to prevent dilution and at maturity. As a result, if the closing bid price of the Common Stock fluctuates, the number of shares of Common Stock which holders of the Initial Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Initial Preferred Shares.

The Conversion Price for the Additional Preferred Shares (the "Additional Preferred Shares Conversion Price") as of any conversion date or other date of determination initially is $10.60 (subject to adjustment to prevent dilution and at maturity).

The Preferred Shares accrue dividends at the rate of 4.0% per annum from the date of issuance, payable in cash or in-kind at the option of the Company (with certain exceptions). As of the date of this Schedule 13G, the Initial Preferred Shares had accumulated dividends of approximately $27,397. Because the Additional Preferred Shares have yet to be issued, no dividends have accumulated to date on the Additional Preferred Shares.

Pursuant to the terms of the Preferred Shares the Company will not be required to issue more than approximately 7,540,966 shares of Common Stock to the Reporting Persons upon conversion of the Preferred Shares and/or exercise of the Warrants (the "Exchange Cap") until the earlier of the date the Company receives stockholder approval for issuance of the Common Stock upon the conversion of the Preferred Shares and the exercise of the Warrants and the date such issuance would not violate the rules of the principal securities exchange or market on which the Common Stock is listed or designated.

Pursuant to the terms of the Preferred Shares and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Act.



Item 5.  Ownership of Five Percent or Less of a Class

		Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

		Inapplicable

Item 9.  Notice of Dissolution of Group

		Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 31st day of May, 2001



Smithfield Fiduciary LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Director